<u>**Exhibit 99.1**</u>

SPENCER TRASK

July 11, 2003

Samuel Kovnat
Chairman & CEO
Flight Safety Technologies, Inc.
28-A Cottrell Street
Mystic, CT 06355

Dear Sam,

Effective immediately, please accept my resignation as Director, Chairman - Compensation Committee, Member - Audit and Finance Committee and Member - Executive Committee for Flight Safety Technologies, Incorporated.

Since October 2001, I have sought to humbly provide value to FSTI with contributions that will hopefully carry the company into its future success.

I have thoroughly enjoyed working with you and the board as a whole as we have worked diligently over the past two years to accomplish the milestones we laid out. I won't forget the friendship and professional growth I've experienced as a member of the FSTI Board of Directors.

Best wishes to you and all of the Board for continued success.

Respectfully yours,



Samuel V. Vail
Senior Managing Director
Spencer Trask

cc: Joseph J. Selinger, Jr.